Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-149630

Issuer Free Writing Prospectus, dated November 13, 2009

Lockheed Martin Corporation

Pricing Term Sheet

November 13, 2009

	4.25% Notes due 2019	5.50% Notes due 2039

Issuer:	Lockheed Martin Corporation	Lockheed Martin Corporation

Security Type:	Senior Unsecured	Senior Unsecured

Trade Date:	November 13, 2009	November 13, 2009

Settlement Date (T+3):	November 18, 2009	November 18, 2009

Interest Payment Dates:	May 15 and November 15, commencing on May 15, 2010	May 15 and November 15, commencing on May 15, 2010

Ratings:	Baa1/A-/A-	Baa1/A-/A-

Size:	$900,000,000	$600,000,000

Maturity:	November 15, 2019	November 15, 2039

Coupon:	4.25% per annum, accruing from November 18, 2009	5.50% per annum, accruing from November 18, 2009

Price to Public:	99.093% of face amount, plus accrued interest, if any, from November 18, 2009	99.173% of face amount, plus accrued interest, if any, from November 18, 2009

Yield to maturity:	4.363%	5.557%

Spread to Benchmark Treasury:	93 basis points	120 basis points

Benchmark Treasury:	3.625% due August 15, 2019	4.25% due May 15, 2039

Benchmark Treasury Price and Yield:	101-18+/3.433%	98-07+/4.357%

Redemption Make-Whole Call:	T+15 basis points.	T+20 basis points.

CUSIP:	539830 AT6	539830 AU3

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Banc of America Securities LLC Morgan Stanley & Co. Incorporated

Joint Lead Managers:	Goldman, Sachs & Co. RBS Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. Lloyds TSB Bank plc Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. UBS Securities LLC Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC that are incorporated by reference in this prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free, at 1-877-858-5407, J.P. Morgan Securities Inc., at 1-212-834-4533, Banc of America Securities LLC, toll free, at 1-800-294-1322 or Morgan Stanley & Co. Incorporated, toll free, at 1-866-718-1649.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and commercial banking services for the issuer, for which they received or will receive customary fees and expenses.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Lockheed Martin Corporation on November 13, 2009 relating to its Prospectus dated March 11, 2008.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.